SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On May 5, 2021, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Reports First Quarter 2021 Financial Results”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

In addition, pursuant to the Information Rights Agreement between the Company and Clal Biotechnology Industries Ltd. ("CBI"), dated March 3, 2014 (which was attached to the Company's registration statement as exhibit 4.3), the Company is required to provide CBI with certain information necessary for CBI to meet its obligations  under Israeli Securities Law. This Form 6-K includes an Un-Audited Condensed Consolidated Interim Financial Statements as of March 31, 2021, attached as Exhibit 99.2, which was provided by the Company to CBI on May 4, 2021 pursuant to such contractual obligation.

The content of this report on Form 6-K (including the information contained in Exhibit 99.1, but excluding quotes of senior management of the Company, and Exhibit 99.2) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019 and February 25, 2020 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487 and 333-236635, respectively) and on Form F-3 filed with the SEC on March 25, 2019 (Registration No. 333-230490).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: May 5, 2021	By:	/s/ Boaz Gur-Lavie
	Name:	Boaz Gur-Lavie
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated May 5, 2021 titled “MediWound Reports First Quarter 2021 Financial Results”.

99.2	Un-Audited Condensed Consolidated Interim Financial Statements as of March 31, 2021.